Exhibit 99.2

Stratasys Ltd. Announces Pricing of Public Offering of Ordinary Shares

March 3, 2021

MINNEAPOLIS, Minnesota & REHOVOT, Israel -- Stratasys Ltd. (NASDAQ: SSYS) today announced that it has priced an underwritten public offering of 6,896,552 of its ordinary shares at a price to the public of $29.00 per ordinary share. The gross proceeds to Stratasys from the offering, before deducting the underwriting discounts and commissions and other estimated offering expenses, are expected to be approximately $200.0 million. Stratasys also granted the underwriters a 30-day option to purchase up to an additional 1,034,482 of its ordinary shares.

J.P. Morgan and Stifel are acting as lead book-running managers for the offering. Morgan Stanley is acting as book-running manager for the offering.

The shares are being offered by Stratasys pursuant to an effective shelf registration statement that was previously filed with the Securities and Exchange Commission (SEC). The offering is being made only by means of a written prospectus and prospectus supplement that form a part of the registration statement. A preliminary prospectus supplement relating to and describing the terms of the offering has been filed with the SEC and will be available on the SEC’s website at www.sec.gov. When available, the final prospectus supplement relating to these securities may be obtained by visiting the SEC’s website at www.sec.gov or from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com or Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, California 94104, or by telephone at 415-364-2720 or by email at syndprospectus@stifel.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’s intentions with respect to the proposed public offering are forward-looking statements that are subject to significant risks and uncertainties, and actual results could differ materially from those projected. These risks and uncertainties include, without limitation, risks and uncertainties related to market conditions, satisfaction of customary closing conditions related to the public offering and the risk factors and other matters set forth in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2020 and other filings Stratasys makes with the SEC from time to time. There can be no assurance that Stratasys will be able to complete the public offering on the anticipated terms, or at all. The forward-looking statements in this release speak only as of this date, and Stratasys disclaims any intent or obligation to revise or update publicly any forward-looking statement except as required by law.

Contact:

Yonah Lloyd

CCO, VP Investor Relations

Yonah.Lloyd@stratasys.com